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VIA EDGAR AND EMAIL TRANSMISSION

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:	Transatlantic Holdings, Inc.
Schedule TO-T filed by Validus Holdings, Ltd.
Filed on July 25, 2011
File No. 005-41434

Validus Holdings, Ltd.
Registration Statement on Form S-4
Filed on July 25, 2011
File No. 333-175774

Dear Mr. Hindin:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated July 29, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-4 originally filed with the Commission on July 25, 2011 (the “Registration Statement”) and Amendment No. 4 to the Schedule TO originally filed with the Commission on July 25, 2011 (the “Schedule TO”).

In addition to responding to the comments, the Registration Statement and Schedule TO have been updated to reflect facts and events occurring since the initial filing of the Registration Statement and the latest amendment to the Schedule TO.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Offer to Exchange

Conditions of the Exchange Offer, page 79

1.         All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely “substantially concurrently therewith.”  Please revise the language accordingly.

Response:   Validus acknowledges the Staff’s comment and has revised the disclosure on page 80 to delete the phrase “substantially concurrently therewith.”

2.         You refer in the Pending Litigation Condition to a “threatened” litigation, suit, claim, action, proceeding, hearing or investigation.  A determination of this nature appears to be subjective, such that a security holder may not be able to verify whether this condition has been satisfied.  Please revise to include an objective standard for the determination as to whether this condition has been satisfied.  Similarly, please revise the “Credit Facilities Condition” so that it is based on objective criteria.

Response:  Validus acknowledges the Staff’s comment and has revised the disclosure regarding “threatened” litigations, suits, claims, actions, proceedings, hearings or investigations to be limited to such matters threatened against Validus or its subsidiaries in writing.

Validus has revised the “Credit Facilities Condition” as follows: “All amendments or waivers under Validus’ or its subsidiaries’ credit facilities necessary to consummate the exchange offer, the second-step acquisition and the other transactions contemplated by this prospectus/offer to exchange shall be in full force and effect.”

Validus also notes to the Staff that this condition has been satisfied and that Validus has updated the disclosure in the Form S-4 and Schedule TO accordingly.

3.         We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions.  Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure.  In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration.  Please confirm your understanding of these points.

Response:  Validus notes that there are certain conditions that may fail to be satisfied during the pendency of the exchange offer but that can be cured prior to the expiration time of the exchange offer.  For example, a court or other governmental authority could temporarily enjoin Validus from entering into a transaction with Transatlantic Holdings, Inc. (“Transatlantic”) but that injunction could be lifted prior to the expiration time of the exchange offer and therefore would not be a failure of a condition at that time.  Therefore, Validus may determine not to terminate the exchange offer in response to the failure of that type of condition until the expiration time of the exchange offer.

Validus will, when access to Transatlantic’s non-public information is either granted or the Company determines (immediately prior to the expiration time of the exchange offer) that non-public information will not be forthcoming from Transatlantic, make a reasonable determination as to whether a condition has been satisfied or not satisfied and, consequently, whether Validus will waive or not waive any condition so determined to be triggered.  In such latter case, Validus will notify Transatlantic stockholders of this determination promptly.

Subject to the qualifications and limitations above, Validus acknowledges the Staff’s comment and confirms to the Staff that, if it were to expressly determine to waive the assertion of a triggered condition, it will promptly notify Transatlantic stockholders of such waiver.  Validus also confirms its understanding that it may be required to extend the exchange offer and disseminate new disclosure to security holders, depending on the materiality of the waived condition and the timing of any such waiver.

Validus also notes that on July 28, 2011, Transatlantic disclosed on a Form 8-K and in its Solicitation/Recommendation Statement on Schedule 14D-9 that Transatlantic had adopted a stockholder rights plan.  The adoption of such a rights plan has triggered the condition in clause (b) of the Section of the Offer to Exchange/Prospectus titled “The Exchange Offer—Conditions of the Exchange Offer—Other Conditions.”  Consequently, Validus has amended the terms of the exchange offer to include an express condition requiring that Transatlantic’s board of directors shall have redeemed the preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of July 27, 2011, between Transatlantic and American Stock Transfer & Trust Company, LLC, as Rights Agent, or the Rights shall have been redeemed or otherwise rendered inapplicable to the exchange offer and the second-step merger.

Source and Amount of Funds, page 85

4.         Please disclose the stated and effective interests rates and the term of the Existing Three-Year L/C Facility, and file the agreement as an exhibit to your Schedule TO, or advise.  See Item 1007(d)(1) and Item 1016(b) of Regulation M-A.

Response:   Validus has amended Item 12 of the Schedule TO to reference as an Exhibit and incorporate by reference the Existing Three-Year L/C Facility and has revised its disclosure in accordance with the Staff’s comment.

5.         Please disclose any alternative financing arrangements or plans and any plans or arrangements to finance or repay the loan, or, in each case, if none, so state.  See Item 1007(b) and Item 1007(d)(2) of Regulation M-A.

Response:  Validus advises the Staff that it currently does not have any plans or arrangements to finance or repay the Bridge Facility or the Existing Three-Year L/C Facility and has revised its disclosure accordingly.

Additional Note Regarding the Exchange Offer, page 128

6.         You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions.  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1).  If you are attempting to rely on Rule 14d-10(b)(2), note that Rule 14d-10(b)(2) is restricted to state law.  Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Response:   In response to the Staff’s comment, the Company confirms that it is referring only to excluding security holders of the Company in a U.S. state pursuant to Rule 13-4(f)(9)(ii) of the Securities Exchange Act of 1934, as amended.  The Company does not intend to exclude from the exchange offer any participants residing outside of the U.S.

*  *  *  *  *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, President and Chief Financial Officer of the Company, with respect to certain matters.

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed

Todd E. Freed

cc:	David L. Orlic, Esq. (Special Counsel, Office of Mergers and Acquisitions, Division of Corporate Finance)
Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)